04015017

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46708

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/ 01/ 03 AND ENDING 12/ 31/ 03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
California Plan of Church Finance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7120 N. Whitney Ave., Suite 105
(No. and Street)

Fresno California 93720-0153
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Raymond Jones 559- 322-1001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Schafer Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

7080 N. Whitney Ave., Suite 103, Fresno, CA 93720
(Address) (City) (State) (Zip Code)

RECD S.E.C. FEB 26 2004 WASH, D.C. 181 SECTION PROCESSING

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SW

OATH OR AFFIRMATION

I, Raymond Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of California Plan of Church Finance, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Fresno

Signature
Raymond Jones
Financial Officer
Title

Subscribed and sworn to before me on February 25, 2004.

Susan A. Sanders
Notary Public

SUSAN A. SANDERS
COMM. #1464825
NOTARY PUBLIC - CALIFORNIA
FRESNO COUNTY
My Comm. Expires Feb. 21, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA PLAN OF CHURCH FINANCE, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

INDEPENDENT AUDITORS' REPORT

AND

FINANCIAL STATEMENTS

Schafer Accountancy Corporation
Certified Public Accountants
7080 N. Whitney Ave., Suite 103
Fresno, California 93720

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
California Plan of Church Finance, Inc.

We have audited the accompanying statement of financial condition of California Plan of Church Finance, Inc., (a California corporation) as of December 31, 2003. This financial statement is the responsibility of Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of California Plan of Church Finance, Inc., as of December 31, 2003, in conformity with generally accepted accounting principles.

Schafer Accountancy Corp.

February 7, 2004

Telephone 559-297-8292 * 800-206-5655 * Fax 559-322-1098 * E-mail neschafer@aol.com

CALIFORNIA PLAN OF CHURCH FINANCE, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$2,243,948
Mortgage bond inventory	331,750
Other receivable	310,987
Prepaid expenses	105,919
Property and Equipment, net of depreciation	2,138,772
Total Assets	$5,131,376

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		
Accounts payable		$ 156,737
Income taxes payable		140,494
Accrued selling expenses		766,393
Notes payable		1,970,122
Total liabilities		3,033,746
Shareholders' Equity		
Capital stock	$ 2,000	
Paid in capital	366,000	
Retained earnings	1,729,630	2,097,630
Total Liabilities and Shareholders' Equity		$5,131,376

See accompanying notes to statement of financial condition.

CALIFORNIA PLAN OF CHURCH FINANCE, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

1. Summary of Significant Accounting Policies

The California Plan of Church Finance, Inc. was organized as a California corporation to arrange the sales of mortgage bonds associated with various denominations of churches. The Company's board is comprised solely of board members who serve on the California Baptist Foundation's Board.

The Company uses the accrual method of accounting for financial statements purposes. Underwriter fees are recognized upon release of escrow funds.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $1,090,831 and a ratio of aggregate indebtedness to net capital of 1.03 to 1.

3. Depreciation

The cost of equipment is depreciated using the straight-line method over the estimated useful lives of the related assets.

4. Note Payable

Land and buildings with a cost of $2,000,000 and a depreciated value $1,900,629 is pledged as collateral on notes with balances of $1,970,122 at December 31, 2003. Monthly payments of $16,454 include principal and interest at 7.50% to 9.25%. The loan will be amortized over 20 to 30 years.

Principal payments for the next five years are as follows:

2004	$ 36,326
2005	38,129
2006	40,033
2007	42,117
2008	44,375
Thereafter	1,409,842
Total	$ 1,970,122